September 22, 2006

VIA EDGAR SUBMISSION AND COURIER

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

ATTN:	Ms. Brigitte Lippmann

Re:	Vitro, S.A. de C.V.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 20, 2006;
File No. 333-135546

Dear Ms. Lippmann:

On behalf of Vitro, S.A. de C.V. (“Vitro” or the “Company”), we submit for your review Amendment No. 3 to the Company’s Registration Statement on Form F-4 (“Form F-4” or the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on June 30, 2006. An electronic copy of Amendment No. 3 to the Form F-4 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system. The enclosed copies of Amendment No. 3 have been marked to show changes made to Amendment No. 2 of the Form F-4.

This letter is also being filed on EDGAR. Additionally, five copies of Amendment No. 3 to the Registration Statement and a copy of this letter are being delivered to you.

All references in Vitro’s response to pages and captioned sections are to Amendment No. 2 to Form F-4 as filed.

As discussed with the Staff on Thursday, September 21, in a telephone conversation, the only change that has been made is on page 56, where the Company has amended the figures in pesos and US dollars for total capitalization in order to correct an error in calculation.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the Staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC Staff to attempt to arrange a call.

Please do not hesitate to contact the undersigned at (212) 530-5530 with any questions you may have with respect to the foregoing.

Sincerely yours,

/s/ Howard Kelberg
Howard Kelberg

Enclosures

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